**CP Client Solutions LLC**

Financial Statements and

Supplementary Schedules

For the period of May 29, 2025 (date of FINRA approval) to December 31, 2025

(With Report of Independent Registered Public Accounting Firm)

# CP Client Solutions LLC

Forvis Mazars, LLP
135 West 50th Street
New York, NY 10020-1299
P 212.812.7000 | F 212.375.6888
forvismazars.us



# Report of Independent Registered Public Accounting Firm

Member
CP Client Solutions LLC

## *Opinion on the Financial Statements*

We have audited the accompanying statement of financial condition of CP Client Solutions LLC (the Company) as of December 31, 2025 the related statements of operations, changes in members' equity, and cash flows for the period of May 29, 2025 (date of FINRA approval) to December 31, 2025, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the period of May 29, 2025 (date of FINRA approval) to December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

## *Basis for Opinion*

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

## *Supplemental Information*

The information contained in Schedules I and II (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 CFR §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2025

*Forvis Mazars, LLP*
**New York, New York**
**February 26, 2026**

Forvis Mazars, LLP is an independent member of Forvis Mazars Global Limited

# CP Client Solutions LLC

Statement of Financial Condition

**As of December 31, 2025**

| | | |
|---|---|---:|
| Cash | $ | 461,850 |
| **TOTAL ASSETS** | $ | 461,850 |
| **LIABILITIES AND MEMBER'S EQUITY** | | |
| **LIABILITIES** | | |
| Accounts payable and accrued expenses | | 395 |
| Due to affiliate | $ | 338,953 |
| **TOTAL LIABILITIES** | $ | 339,348 |
| **MEMBERS' EQUITY** | | 122,502 |
| **TOTAL LIABILITIES AND MEMBERS' EQUITY** | $ | 461,850 |

# CP Client Solutions LLC

Statement of Operations

**For the Period of May 29, 2025 (date of FINRA approval) to December 31, 2025**

| | | |
|---|---|---:|
| **REVENUE:** | | |
| | $ | - |
| | | - |
| | | |
| **OPERATING EXPENSES:** | | |
| Compensation expense and related costs | | 57,739 |
| Technology expense | | 24,874 |
| Filing Fees | | 11,789 |
| Insurance expense | | 5,724 |
| Professional fees | | 2,888 |
| Rent expense | | 1,237 |
| Total Expenses | | 104,251 |
| | | |
| **NET LOSS** | $ | (104,251) |

See accompanying notes to the financials statements

# CP Client Solutions LLC

Statement of Changes in Member's Equity

**For the Period of May 29, 2025 (date of FINRA approval) to December 31, 2025**

| | | |
|---|---|---:|
| **Member's equity, beginning of period** | $ | 139,753 |
| | | |
| Net loss | | (104,251) |
| Capital contributions | | 87,000 |
| | | |
| **Member's equity, end of period** | $ | 122,502 |

# CP Client Solutions LLC

Statement of Cash Flows

**For the Period of May 29, 2025 (date of FINRA approval) to December 31, 2025**

| | | |
|---|---|---:|
| **Cash flows from operating activities:** | | |
| Net loss | $ | (104,251) |
| Adjustments to reconcile net loss to net cash used by operating activities: | | |
| Accounts payable and accrued expenses | | (34,970) |
| Due to affiliate | | 139,071 |
| **Net cash used by operating activities** | | (150) |
| | | |
| **Cash flows from financing activities:** | | |
| Capital contributions | | 87,000 |
| **Net cash provided by financing activities** | | 87,000 |
| | | |
| **Net increase in cash** | | 86,850 |
| | | |
| **Cash,** beginning of period | | 375,000 |
| | | |
| **Cash,** end of period | $ | 461,850 |

# CP Client Solutions LLC

**For the Period of May 29, 2025 (date of FINRA approval) to December 31, 2025**
NOTES TO THE FINANCIAL STATEMENTS

## 1. Organization and Nature of Business

CP Client Solutions LLC (the "Company") was formed on April 24, 2024, as a Delaware limited liability company. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and a broker-dealer registered with the Securities and Exchange Commission ("SEC"). The Company is engaging in activities related to variable insurance and annuity products: Variable Life Insurance ("VUL"), Variable Annuities ("Vas"), Private Placement Life Insurance ("PPLI"), and Private Placement Variable Annuities ("PPVAs"). The Company was established by Cerity Partners LLC ("Cerity Partners") to facilitate the placement of variable insurance and annuity products to its wealth management and corporate clients. The Company focuses on providing variable insurance and annuity products to its clients to meet their financial planning and estate planning needs.

The Company is a wholly owned subsidiary of CP Client Solutions Holdings LLC ("Member"), which is a wholly owned subsidiary of Cerity Partners Equity Holdings LLC ("Parent").

## 2. Summary of significant accounting policies

*Basis of Accounting*

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. The Company is evaluating new accounting standards and will implement as required.

*Revenue Recognition*

The Company recognizes revenue in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 606. The Company's contracts with customers contain one performance obligation. The Performance obligation for the performance of services is satisfied at the point when services are rendered. Since there is only one performance obligation, the transaction price does not need to be allocated over more than one performance obligation. The Company had no revenue for the period ended December 31, 2025.

*Cash and cash equivalents and concentration of credit risk*

The Company maintains all cash balances in one financial institution. The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. At December 31, 2025, the Company didn't have any cash equivalents and had cash balances in excess of insured limits of approximately $210,000.

*Income Taxes*

The Company is treated as a disregarded entity for tax reporting purposes. No provision for income taxes is recorded since the liability for such taxes is that of the Member rather than the Company. The Member's income tax returns are subject to examination by the federal and state taxing authorities, and changes, if any, could adjust the individual income tax of the Member.

*Uncertain tax positions*

The Company is in accordance with the terms of FASB Topic 740, *Accounting for Uncertainty in Income Taxes ("Uncertain Tax Position")*, which prescribes recognition thresholds that must be met before a tax position is recognized in the financial statements and provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Under Topic 740, an entity may only recognize or continue to recognize tax positions that meet a "more likely than not" threshold. The Company has evaluated its tax position as of December 31, 2025, and does not expect any material adjustments to be made.

## 2.     Summary of significant accounting policies continued

*Use of estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

*Segment reporting*

The Company follows ASC 280, Segment Reporting (including adoption of ASU 2023-07), which requires companies to disclose segment data based on how management makes decisions about allocating resources to segments and evaluating performance.

The Company conducts its business activities and reports financial results as a single reportable segment, brokerage services segment. Using the management approach, qualitative and quantitative criteria established by ASC 280, the Company has determined it has a single reportable segment. The Chief Operating Decision Maker ("CODM") makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents their financial results, as reported in the Statement of Operations. The CODM uses income and expenses and segment assets in deciding whether to reinvest profits into the brokerage services segment or into other parts of the entity, such as to pay distributions to the Member. The Company's CODM is the Chief Executive Officer. The nature of business and accounting policies of the brokerage services segment are the same as described in the organization and nature of business and summary of significant accounting policies.

## 3.     Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, shall not exceed 8 to 1. At December 31, 2025, the Company had net capital of $122,502 which was $80,084 in excess of its required net capital of $42,418. The Company's percentage of aggregate indebtedness to net capital was 277.01%.

## 4.     Related Parties

The Company and Parent are parties to a management services/expense sharing agreement under which the Parent initially pays for certain shared expenses on behalf of the Company, and the Company is obligated to reimburse the Parent for its allocable share of such expenses. Under this agreement, the Parent provides administrative services for invoicing, collections, bookkeeping and related services. The Parent also provides the Company with office space together with such electricity, telephone service, computers, internet access and other typical office facilities and services as the Company may require. The Company remains responsible for also paying any expenses that are the sole obligation of the broker-dealer including, but not limited to, FINRA assessments, registration and renewal costs, fees for the annual audit, etc.

During the period May 29, 2025 through December 31, 2025, the Parent paid various expenses on behalf of the Company, including both shared expenses and the Company's direct operating expenses, totaling $104,251, which are included within various operating expense line items on the Statement of Operations and represent amounts owed to the Parent. As of December 31, 2025, there is a payable balance due to the Parent from the Company for $338,953, representing the Company's obligation to reimburse the Parent for expenses paid on the Company's behalf.

## 5.     Commitments and contingencies

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business.  As of December 31, 2025, and through the date of this report, there were no such claims.

**6.      Subsequent events**

The Company has evaluated events and transactions that occurred between January 1, 2026 and February 26th, 2026, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statement.  There were no events that occurred that would have a material impact on the financial statements.

# CP Client Solutions LLC
## Computation of Net Capital Pursuant to
## Rule 15c3-1 of the Securities Exchange Act of 1934
## Schedule I

| | | |
|---|---|---:|
| Member's equity: | | |
| Member's equity qualified for net capital | $ | 122,502 |
| | | 122,502 |
| Nonallowable assets and miscellaneous capital charges: | | |
| Nonallowable receivables | | - |
| Due from related parties | | - |
| Property and equipment, net | | - |
| Other assets | | - |
| | | - |
| | | |
| Net capital before capital charges on firm securities | | 122,502 |
| Less: haircuts on firm securities positions | | - |
| | | |
| Net capital | $ | 122,502 |
| | | |
| Amounts included in total liabilities which represent aggregate indebtedness | | |
| Accrued commissions | $ | - |
| Accounts payable and accrued liabilities | | 339,348 |
| | $ | 339,348 |
| | | |
| Minimum net capital required (the greater of $5,000 or 12-1/2% of aggregate indebtedness | $ | 42,418 |
| | | |
| Net capital excess of minimum requirements | $ | 80,084 |
| | | |
| Ratio of aggregate indebtedness to net capital | | 2.77 to 1 |

Note: There are no material differences between the amounts presented above and the amounts reported on the Company's amended unaudited FOCUS report as of December 31, 2025 filed on February 26, 2026.

# CP Client Solutions LLC

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control
Requirements under Rule 15c3-3 of the Securities & Exchange Commission
Schedule II

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240 15c3-3 but rather relies on Footnote 74 to SEC Release 34-70073 as stated in the FINRA membership agreement. The Company has availed itself of this option as the Company does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to its customers. The Company does not carry accounts of or for customers and does not carry PAB accounts.

Forvis Mazars, LLP
135 West 50th Street
New York, NY 10020-1299
P 212.812.7000 | F 212.375.6888
forvismazars.us



# Report of Independent Registered Public Accounting Firm

Member
CP Client Solutions LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) CP Client Solutions LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to transactions in variable insurance, variable annuities and the private placement forms of those securities and (3) the Company stated it did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company), did not carry accounts of or for customers, and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal period without exception.

The Company's management is responsible for compliance with the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R.§240.17a-5 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 CFR §240.17a-5.

*Forvis Mazars, LLP*

**New York, New York**
**February 26, 2026**

# CP Client Solutions LLC

**EXEMPTION REPORT**

CP Client Solutions LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company: (i) limits its business activities exclusively to transactions in variable insurance, variable annuities and the private placement forms of these securities, (ii) under its policies and standard operating model, customer funds are transmitted directly to insurance carriers, (iii) did not directly or indirectly receive or hold funds or securities for customers, (iv) did not carry accounts of or for customers; and (v) did not carry PAB accounts (as defined in rule 15c3-3) throughout the most recent fiscal year without exception.

CP Client Solutions LLC

I, _ADAM HILLS_, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Authorized Signature: Adam Hills
Title: Chief Executive Officer
DATE: February 26, 2026